James S. Allen CHIEF FINANCIAL OFFICER & TREASURER

January 20, 2012

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant Brian McAllister John Archfield

Re:	Molycorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 9, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 10, 2011
Forms 8-K
Filed August 5, 2011 and November 10, 2011
File No. 001-34827

Ladies and Gentlemen:

Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 28, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “2011 3rd Quarter 10-Q”) and Current Reports on Form 8-K filed August 5, 2011 and November 10, 2011.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

MOLYCORP, INC. 5619 Denver Tech Center Pkwy., Suite 1000 Greenwood Village, CO 80111	www.MOLYCORP.com 303-843-8040 PHONE 303-843-8082 FAX

January 20, 2012

Contractual Obligations, page 59

1.	Comment: We note on page 79 the annual payments of $5.2 million that you agreed to make for 10 years under the September 30, 2010 natural gas transportation lease agreement with Kern River. Please confirm to us that you will include disclosure of these known contractual obligations in future filings. Refer to Item 303(a)(5) of Regulation S-K.

Response:

The Company will include, in the table of contractual obligations, its obligations under the natural gas transportation lease agreement with Kern River when the lease becomes effective. As disclosed in Note 6(a) on page 79 of the 2010 Form 10-K, the effectiveness of the lease agreement is subject to certain conditions, including receipt by Kern River of all approvals required to construct the necessary Delivery Facilities (as defined in the agreement) and effectuate the proposed service at the specified rates. Such requirements include all necessary authorizations from federal, state, local and/or municipal agencies or other governmental authorities and all requirements of Kern River’s FERC Gas Tariff.

Item 8. Financial Statements and Supplementary Data, page 64

Consolidated Statement of Operations, page 67

2.	Comment: We note that you classify stock-based compensation expense as a separate income statement caption. Please confirm to us that in future filings you will classify stock-based compensation costs in the same income statement line item(s) that you use to classify cash compensation paid to the same individuals. Refer to SAB Topic 14.F for additional guidance.

Response:

In 2010, given the magnitude of the stock-based compensation expense, all of which would have been classified in selling, general and administrative expenses, the stock-based compensation was separately reported in the income statement. In future annual reports on Form 10-K and quarterly reports on Form 10-Q, the Company will classify all stock-based compensation costs in the same income statement line items that are used to classify cash compensation paid to the same individuals. Additionally, the Company intends to add parenthetical disclosure of the amount of stock-based compensation included in applicable statement of operations line items, primarily due to the materiality of the amounts in 2010. Beginning in 2011, the Company allocates a portion of stock-based compensation to cost of goods sold, such that the amount of stock-based compensation currently classified separately on the consolidated statements of operations

January 20, 2012

includes only compensation for employees with cash compensation classified in selling, general and administrative expenses. Prior to 2011, the Company did not incur any stock-based compensation that would have been classified within cost of goods sold.

Consolidated Statement of Stockholder’s Equity, page 68

3.	Comment: We note that the 44,308,804 outstanding shares at December 31, 2009 in your Form S-1/A4 filed on July 29, 2010 (page F-5, F-12, F-22 and F-30). We further note that you now disclose there were 44,998,185 outstanding shares at December 31, 2009. Please explain to us in sufficient detail why the number of outstanding shares at December 31, 2009 has changed.

Response:

Molycorp Minerals, LLC, a Delaware limited liability company formerly known as Rare Earth Acquisitions LLC, was formed on June 12, 2008 to purchase the Mountain Pass, California rare earth deposit and associated assets from Chevron Mining Inc., a subsidiary of Chevron Corporation. Prior to the acquisition, the Mountain Pass facility was owned by Chevron Mining Inc. and, before 2005, by Unocal Corporation. Molycorp, LLC, which was the parent of Molycorp Minerals, LLC, was formed on September 9, 2009 as a Delaware limited liability company. Molycorp, Inc., which completed an initial public offering of its common stock (the “IPO”) in August 2010, was formed on March 4, 2010 as a new Delaware corporation.

Prior to the IPO, all of the members of Molycorp, LLC contributed either (a) all of their member interests in Molycorp, LLC or (b) all of their equity interests in entities that hold member interests in Molycorp, LLC (and no other assets or liabilities) to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class A common stock (“Class A Common Stock”). Additionally, prior to the IPO, all of the holders of profits interests in Molycorp Minerals, LLC, which were represented by incentive shares, contributed all of their incentive shares to Molycorp, Inc. in exchange for shares of Molycorp, Inc. Class B common stock (“Class B Common Stock”).

The incentive shares had been issued by Molycorp, LLC to some of its key employees, including certain of its executive officers, and non-employee directors. These incentive shares would have entitled the incentive shareholders to share in cash distributions with the members of Molycorp, LLC, who received Class A Common Stock, in amounts ranging from 3.2% to 7.0% of the distributions once these members had received an annually compounded 10% return and their initial capital contributions. The terms of the Class A Common Stock and Class B Common Stock generally replicated the economics of the original incentive shares in that the shares of Class A Common Stock and Class B Common Stock were to convert into shares of common stock immediately prior to the

January 20, 2012

consummation of the IPO at a conversion ratio dependent on the return that the members received. This return was determined on the value of the members’ shares based on the initial public offering price as compared to the amount of total capital contributed by the members plus a compounded annual rate of return of 10%. Accordingly, the conversion ratio for the number of shares of common stock to be received for each share of the Class A Common Stock would not be established until the IPO had priced.

Accordingly, as of December 31, 2009, prior to the IPO and before any conversion ratio had been established, Molycorp, LLC was deemed to have 44,308,804 shares of Class A Common Stock outstanding based on the number of shares of Class A Common Stock issued to the members of Molycorp, LLC, after giving retroactive effect to the 38.23435373-for-one stock split described in Note 12(c) (page F-18) to the audited financial statements included in the fourth amendment to the Company’s registration statement on Form S-1 (Registration No. 333-166129) filed on July 29, 2010 (the “Form S-1/A4”). Note 12(a) (page F-18) to the audited financial statements in the Form S-1/A4 disclosed that the Class A Common Stock and the Class B Common Stock would convert into shares of common stock immediately prior to the IPO. The increase in the number of shares outstanding to 44,998,185 as of December 31, 2009 in the 2010 Form 10-K reflects the actual conversion of Class A Common Stock into shares of common stock in connection with the consummation of the IPO in August 2010. The conversion rate applied to the Class A Common Stock, based upon the price of the common stock in the IPO, has been retroactively reflected in the historical financial statements for all periods presented as the Company accounted for the conversion as a stock split in accordance with the stock split accounting guidance. Note 1 to the audited financial statements included in the 2010 Form 10-K discloses this accounting and disclosure treatment for the conversion of the Class A Common Stock and the Class B Common Stock into common stock.

Shares of Class A Common Stock at 12/31/09 - historical	44,308,804

Conversion rate of Class A Common Stock based on IPO	1.01556

Shares of Class A Common Stock – giving effect to conversion rate	44,998,185

January 20, 2012

Notes to Consolidated Financial Statements, page 70

(4) Summary of Significant Accounting Policies, page 71

(n) Stockholder’s Equity, page 77

4.	Comment: We note that the Company received contributions from its stockholders totaling $15.0 million in exchange for 5,767,670 shares of Class A common stock prior to the completion of the IPO. We further note on page II-3 of your Form S1/A4 filed on July 29, 2010 that these shares were sold for $2.60 per share based on an assumed offering price of $14.00 per share. Given the significant difference between the selling price and the assumed offering price, please advise us of the following:

a.	Confirm to us that these shares were sold prior to the completion of the IPO, and tell us the date(s) that these shares were sold to existing Molycorp stockholders;

b.	Tell us if any shares were sold to any individuals that were employees or directors of Molycorp on the date of sale; and

c.	To the extent that any shares were sold to employees or directors, quantify for us the number of such shares sold and tell us how you accounted for those transactions along with the accounting guidance you followed.

In addition, please clarify for us how many shares were sold on or about the time of the May 28, 2010 sale of securities to existing stockholders. In this regard, we note that in the fourth amendment to your registration statement on Form S-1 (333-166129) for your IPO you disclose under Item 15 that you sold the equivalent of approximately 1.9 million shares for proceeds of $5.0 million, while the stockholders equity note in your subsequent financial statements indicates that you sold approximately 5.8 million shares for proceeds of $15.0 million. In your response, please address the reason for the different amounts in the noted disclosures.

Response:

In 2010, prior to the IPO, the former members of Molycorp, LLC (which then became the holders of all of the Class A Common Stock) contributed an aggregate amount of $15 million in exchange for what ultimately converted into 5,767,670 shares of common stock. Those issuances included 3,844,859 shares for $10 million on January 18, 2010 and 1,922,811 shares for $5 million on May 28, 2010. All shares were sold to all former members of Molycorp, LLC/existing stockholders as of the applicable date, in proportion to their respective ownership interests, for $2.60 per share (after giving effect to the stock split and the conversion ratio described in the Company’s response to Comment 3 above.

January 20, 2012

The former members of Molycorp, LLC included KMSmith LLC, an entity related to Mark Smith, our Chief Executive Officer and a director. In total, KMSmith LLC acquired 22,092 of the 5,767,670 shares.

The shares sold to KMSmith for cash consideration of $2.60 per share were accounted for as sales of equity to an investor consistent with such sales to other investors. As disclosed in footnote (6) to the Principal Stockholders table in the Form S1/A4, Kimberly Smith, wife of Mr. Smith, has sole voting and investment power with respect to the shares of common stock held by KMSmith LLC.

The shares disclosed in Item 15 to the Form S1/A4 are the shares issued and sold on May 28, 2010, which was the only issuance of shares subsequent to March 31, 2010. All share issuances through March 31, 2010 were reflected in the audited and interim financial statements included in the Form S1/A4.

Form 10-Q for the quarterly period ended September 30, 2011

Condensed Consolidated Statement of Stockholders’ Equity (Unaudited), page 5

5.	Comment: We note your disclosure on page eight that you currently expect Molycorp to continue as a development stage company until the fourth quarter of 2012. Please confirm to us that you will provide the disclosures required by ASC 915-215-45-1 in future annual and interim filings while you are in the development stage.

Response:

The Company, while in the development stage, will provide the disclosures required by ASC 915-215-45-1, in future annual reports on Form 10-K and quarterly reports on Form 10-Q. Accordingly, the statements of stockholders’ equity included in the Company’s future annual and quarterly reports on Form 10-K and Form 10-Q, respectively, will be updated to include specific disclosure of the amount of consideration per share received in exchange for shares issued. Additionally, the Company’s future quarterly reports on Form 10-Q will include statements of stockholders’ equity for all periods since inception (June 12, 2008).

Notes to Condensed Consolidated Financial Statements, page 7

(5) Acquisitions, page 21

6.

Comment: We note your April 1, 2011 acquisition of AS Silmet (now Molycorp Sillamae). Please confirm to us that Molycorp Sillamae constitutes a business for reporting purposes and, if so, provide us with the results of the three tests that you used

January 20, 2012

to measure the significance of the acquired business under Rule 3-05 of Regulation S-X. To the extent that any of the resulting calculations exceeded 20%, tell us how you considered the Rule 3-05(b)(2) financial statement requirements.

Response:

Consistent with the Staff’s understanding, Molycorp Sillamae is a “business” as defined in ASC 805-10-55 as it consists of an integrated set of assets and activities with inputs, processes and outputs.

In connection with the acquisition of a 90.023% controlling interest in Molycorp Sillamae, the Company performed the calculations prescribed by Rule 3-05 of Regulation S-X to determine whether the acquired business should be considered significant. None of the calculations under the tests prescribed by Rule 3-05 exceeded 20%; therefore, we concluded that separate financial statements of Molycorp Sillamae were not required.

Following the acquisition of the approximately 10% non-controlling interest of Molycorp Sillamae in October 2011 (as disclosed in Note 12 to the interim financial statements contained in the 2011 3rd Quarter Form 10-Q), the Company updated the tests of significance and determined that none of the calculations under Rule 3-05 exceeded 20%.

The results of the Company’s tests of significance are as follows:

•	Initial test:

•	Investment test – 17.1% ($81.7 million divided by $479.0 million (a));

•	Asset test – 7.3% ($34.7 million (b) divided by $479.0 million (a));

•	Income test – 12.1% ($6.2 million divided by the absolute value of $(50.8 million))

•	Updated test:

•	Investment test – 19.1% ($91.7 million divided by $479.0 million (a));

•	Asset test – 8.1% ($38.6 million (c) divided by $479.0 million (a));

•	Income test – 13.5% ($6.9 million divided by the absolute value of $(50.8 million))

(a)	Calculated as the Company’s total assets of $479.6 million as of December 31, 2010 less $0.6 million total receivables from AS Silmet and one of its former shareholders in accordance with the guidance in the SEC’s Financial Reporting Manual section 2015.11.

January 20, 2012

(b)	Calculated as 90.023% of AS Silmet’s total assets, net of $0.5 million of inventory acquired from the Company and held as of December 31, 2010.

(c)	Calculated as 100% of AS Silmet’s total assets, net of $0.5 million of inventory acquired from the Company and held as of December 31, 2010.

7.	Comment: We note your use of a discount factor in determining the $72.7 million fair value of common shares issued to acquire 80% of Molycorp Sillamae given that the shares were not registered under the Securities Act and were subject to certain lock-up provisions which limit the ability to sell the shares. Based on the April 1, 2011 closing price of $59.25 per share, it appears that you discounted the shares by approximately 23% to arrive at the fair value. Please explain to us in sufficient detail how you determined the estimated discount, including all factors specific to both the securities and the Company that you considered.

Response:

The discount described in Note 5 to the condensed consolidated financial statements contained in the 2011 3rd Quarter Form 10-Q was determined using a Black-Scholes valuation model with the following inputs:

•	Stock price and strike price: Molycorp’s common stock closing price on April 1, 2011 of $59.25

•

Duration: Six months, based on the expected minimum holding period by AS Silmet Grupp (seller). A six-month period represents the minimum six-month holding period before AS Silmet Grupp could sell any shares under the safe harbor provided by Rule 144 promulgated under the Securities Act of 1933. A four-month period represents the approximate shortest possible period of restriction before the shares transferred to AS Silmet Grupp could be sold, but only if Molycorp would be eligible to use Form S-3 to register the shares and qualify as a “well-known seasoned issuer” (“WKSI”) so that any resale registration statement filed by Molycorp on Form S-3 would be automatically effective; the earliest Molycorp could have been eligible to use Form S-3 and qualify as a WKSI was August 2011. Pursuant to the purchase agreement with AS Silmet Grupp, Molycorp agreed to file a registration statement on or before August 5, 2011 on Form S-3 for the resale of the shares; however, if Molycorp failed

January 20, 2012

to file such registration statement on Form S-3 on a timely basis (for example, if it were not then eligible to use Form S-3), Molycorp was only required to file a registration statement on Form S-1 within 30 days after receiving a written demand from AS Silmet Grupp. Accordingly, we utilized a six-month period based on the foregoing and based on discussions with AS Silmet Grupp, which led management to determine that, more likely than not, AS Silmet Grupp would not dispose of its Molycorp shares immediately after the filing of any registration statement. The Company notes that AS Silmet Grupp did not sell any shares during the six-month period subsequent to April 1, 2011.

•	Risk-free interest rate: Based on the April 1, 2011 yield of Treasury notes maturing approximately in six months.

•	Volatility: Calculated using the daily closing prices of Molycorp common stock for the most recent six months as of April 1, 2011.

The Company believes these were the most reasonable estimates and that they were appropriate based on the belief that AS Silmet Grupp would retain ownership of all or most of the shares for the foreseeable future, absent an increased need for liquidity. In addition to the discount calculation (put price) using the assumptions noted above, the Company considered two other possible scenarios of holding periods of four-months, being the first date the Company was eligible to file a Form S-3 registration statement to register the shares issued to AS Silmet Grupp and qualify as a WKSI, and eight-months, being a slightly longer period than the six-month safe harbor scenario. The put price obtained from the Black-Scholes model in each of the three scenarios described above was applied as a discount to the Molycorp common stock closing stock price on April 1, 2011 in performing the significance tests of Rule 3-05. Consistent with the conclusion noted in the response to Comment 6 above, none of the discounts computed under any of the three scenarios described above resulted in the significance tests exceeding 20%.

8.	Comment: We note on page 46 that, as part of the acquisition of Molycorp Tolleson, you entered into a rare earth products purchase and supply agreement through which Molycorp Tolleson will supply Santoku (i.e. the seller of Molycorp Tolleson to the Company) with certain rare earth alloys for a two-year period at prices equal to the feedstock cost plus the applicable product premium as such terms defined in the agreement. Please advise us of the following:

a.	tell us whether you had any preexisting relationships or other arrangements with Santoku (the seller) before negotiations for the acquisition of Molycorp Tolleson began;

January 20, 2012

b.	quantify Molycorp Tolleson’s sales to Santoku under the agreement from the acquisition date through September 30, 2011; and

c.	tell us whether your sales of rare earth products to Santoku, at feedstock cost plus a premium, were at prices that were significantly less than the market value of such products on the date of sale and, if so, tell us how you considered the factors in ASC 805-10-55-18 to determine whether the purchase and supply agreement was a part of the business combination transaction. Refer to ASC 805-10-25-20 through 25-22 for additional guidance.

Response:

The Company did not have any pre-existing relationships with Santoku prior to the consummation of the acquisition in April 2011 or the commencement of negotiations for the acquisition. Additionally, prior to the acquisition of the Tolleson operation, the Company did not have the ability to manufacture rare earth alloys.

Molycorp Tolleson’s sales to Santoku under the agreement totaled $19.8 million from the acquisition date through September 30, 2011.

Molycorp Tolleson’s sales of alloys to Santoku under the rare earth products purchase and supply agreement at the cost of feedstock plus a premium reasonably approximate the market value of such products sold by other producers. Under the agreement, feedstock cost is based on market prices and is determined through good faith negotiations between Molycorp Tolleson and Santoku or, if the parties are unable to agree on a cost, at an amount (i) based upon a defined pricing index if the feedstock is provided by Molycorp Tolleson, or (ii) the actual cost to Santoku if the feedstock is acquired by Santoku and provided to Molycorp Tolleson. The product premium per kilogram sold is a fixed amount based on the applicable product sold and represents a contract manufacturing, or tolling, fee. The product premiums were established during negotiations between the Company and Santoku and were based on market prices for alloy manufacturing services. Members of the Company’s management were aware of market prices for alloy tolling services through their significant experience in the rare earth industry, as well as recent due diligence efforts related to the Company’s mine-to-magnets vertical integration strategy. Additionally, the product premiums are considered reasonable market-based tolling fees in comparison to other tolling fees paid by the Company for rare earth metal production. Accordingly, the Company believes that there is no value under the agreement that should be considered as part of the purchase price allocation for Molycorp Tolleson.

January 20, 2012

(10) Segments, page 30

9.	Comment: We note your limited number of customers and geographic locations disclosures on page 28. We further note on page 34 that Molycorp Sillamäe currently sells products to customers in Europe, North and South America, Asia, Russia, and other former Soviet Union countries. Please confirm to us that you will provide the information about geographic areas required by ASC 280-10-50-41, or tell us why you believe that such disclosure is not required.

Response:

The Company believes that it currently provides, and will continue to provide, the information about geographic areas required by ASC 280-10-50-41 in its filings. This conclusion is based on the Company’s understanding that disclosure of revenues from external customers by geographic area may be done on the basis of (1) the location of the customer, (2) the location to which the product is shipped, or (3) the location in which the sale originated. Consistent with method number three, the Company’s segment information included in Note 10 on page 30 of the 2011 3rd Quarter 10-Q includes revenue by location in which the Company’s sales originate since each of the Company’s three segments have only one production location. Additionally, the required disclosure of revenues from external sales attributed to an individual foreign country (Estonia) is satisfied through the Molycorp Sillamae information in the Company’s segment disclosure.

In future annual reports on Form 10-K and quarterly reports on Form 10-Q, the Company will enhance its disclosure of the method used to attribute revenues from external customers to individual countries.

Items 8.01 and 9.01 Form 8-K filed August 5, 2011

10.	Comment: We note your disclosure that states the revised financial statements included in Exhibit 99.1 to this Current Report on Form 8-K update and supersede the Company’s financial statements included as Item 8 on the Form 10-K and included as Item 1 on the Form 10-Q. We further note your disclosure that states the Company has assessed the materiality of this misstatement in accordance with the SEC’s Staff Accounting Bulletin No. 99 and concluded that this error is not material to the Company’s previously issued consolidated financial statements. Please advise us of the following:

a.	Provide us with your SAB 99 analysis that supports your conclusion that the error was not material;

January 20, 2012

b.	Explain to us why you have revised your financial statements for an error that you concluded was not material;

c.	Tell us how you considered the requirements of Item 4.02 of Form 8-K; and

d.	Explain to us why you revised your financial statements via Exhibit 99.1 to your Form 8-K, as opposed to filing amendments to your previously filed December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q.

Response:

We are supplementally providing to the Staff our memo dated May 24, 2011, Subject: SAB 99 Evaluation of the Impact of Overstatement of Ceric Hydrate WIP Inventory concurrently with this response (“SAB 99 memo”). In accordance with Rule 12b-4 of the Securities Exchange Act of 1934, we request that such materials be returned following completion of your review.

As described in the SAB 99 memo, following a comprehensive analysis conducted in accordance with SAB Nos. 99 and 108, the Company concluded that the misstatements in the financial statements included in the 2010 Form 10-K and in the Company’s Form 10-Q for the quarter ended March 31, 2011 (the “2011 1st Quarter Form 10-Q”) were not material to those financial statements. The Company nevertheless decided to revise those financial statements, in consideration of the Company’s planned registration statement on Form S-1, which was filed on May 24, 2011, in connection with a public offering of the Company’s common stock. The Company believed that it was important to provide potential investors with revised financial statements reflecting the adjustment required to correct the recently discovered misstatement. The Company concluded that it was more appropriate to correct the misstatement by revising the financial statements to be included in the registration statement, rather than through an out-of-period adjustment in its financial statements for the quarter ended June 30, 2011. To provide widespread public dissemination of the revision of the financial statements, the Company also filed a Form 8-K on May 25, 2011 (Item 8.01 Other Events) to disclose that revised financial statements were included in the Form S-1 registration statement and to summarize the effects of the revisions. Since the revisions were not material to the previously filed financial statements, the Form 8-K was not filed under the requirements of Item 4.02 and the 2010 Form 10-K and the 2011 1st Quarter Form 10-Q were not amended.

The Company filed another Form 8-K on August 5, 2011 to include the complete revised financial statements and other updated items of the 2010 Form 10-K and 2011 1st Quarter Form 10-Q in connection with the filing of a registration statement on Form S-3, since financial statements for those periods were being incorporated by reference into such

January 20, 2012

registration statement. The August 5th Form 8-K effectively updated the Form 8-K filed on May 25, 2011, which summarized the revisions, and both Forms 8-K were incorporated by reference into the registration statement on Form S-3.

Items 2.02 and 9.01 Form 8-K filed November 10, 2011

Exhibit 99.1

11.	Comment: We note that for purposes of your non-gaap disclosures you adjust net income (loss) attributable to Molycorp stockholders to arrive at adjusted net income (loss), and then adjusted diluted net income (loss) per share. Please explain to us why you label these two non-gaap measures as adjusted net income (loss), and adjusted diluted net income (loss) per share. In this regard, your non-gaap reconciliation begins with your net income (loss) attributable to Molycorp stockholders instead of your net income (loss).

Response:

The Company’s non-GAAP reconciliation begins with net income (loss) attributable to Molycorp stockholders for consistency with the earnings per share disclosure in Note 4(p) to the condensed consolidated financial statements included in the 2011 3rd Quarter Form 10-Q for the quarterly period ended September 30, 2011. That financial measure represents net income (loss) after adjustment for net income (loss) attributable to noncontrolling interest. The non-GAAP measure labeled “Adjusted net income (loss)” could be more comprehensively labeled “Adjusted net income (loss) attributable to Molycorp stockholders” and will be revised accordingly in future earnings press releases and related Form 8-K filings. The non-GAAP measure labeled “Adjusted diluted net income (loss) per share” could be more comprehensively labeled “Adjusted diluted net income (loss) per share of common stock, as that measure is adjusted for cumulative paid and undeclared dividends on preferred stock. That description, which aligns with the description of the comparable GAAP measure on the Company’s statements of operations, will be used in the Company’s future earnings press releases (which will be included in related Forms 8-K).

12.	Comment: We note that you present the tax effects of the adjustments to arrive at adjusted net income (loss) in one line item in your non-gaap reconciliation. Please explain to us in sufficient detail how you determined the income tax effects on these adjustments. Also confirm to us that you will disclose how the tax effects were calculated in the future, and provide us with the text of your proposed future disclosure based on the information in your Form 8-K. Refer to Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.

January 20, 2012

Response:

For the three-months and nine-months ended September 30, 2011, the income tax effects of the adjustments to arrive at adjusted net income (loss) were computed by multiplying the combined statutory U.S. federal and state (net of federal benefit) income tax rates by the total of all adjustments attributable to the Company’s operations in the United States. This included all adjustments presented in the non-GAAP reconciliation, except for the “Impact of purchase accounting on cost of inventory sold”, which is attributable to Molycorp Sillamae. For the three-months and nine-months ended September 30, 2010, the income tax effects of the adjustments were zero due to the net losses incurred and the application of a 100% valuation allowance against the Company’s net deferred tax assets, including net operating loss carryforwards. The Company will include disclosure of how the income tax effect is computed in future earnings press releases (which will be included in related Forms 8-K). Following is an example of the proposed line item caption and related footnote disclosure:

Income tax effect of

above adjustments (1)

(1) The income tax effects for the three-months and nine-months ended September 30, 2011, and for the three-months ended June 30, 2011, were calculated using the combined statutory U.S. federal and state (net of federal benefit) tax rate of 39% applied to the total of all adjustments attributable to the Company’s operations in the United States. All adjustments are attributable to the Company’s U.S. operations, except for the impact of purchase accounting on cost of inventory sold, which is attributable to the Company’s operation in Sillamae, Estonia. For the three-months and nine-months ended September 30, 2010, the income tax effects of the adjustments were zero due to the net losses incurred and the application of a 100% valuation allowance against the Company’s net deferred tax assets, including net operating loss carryforwards.

**********

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

January 20, 2012

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 303-843-8058.

Very truly yours,

/s/ James S. Allen

James S. Allen Chief Financial Officer